SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-21845

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K    |_| Form 11-K     |_| Form 20-F     |X| Form 10-Q
|_|  Form N-SAR

     For Period Ended:   March 31, 1999
                         -------------------------------------------------------
|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
     For the Transition Period Ended:
                                      ------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------
                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Wilshire Financial Services Group Inc.
                          ------------------------------------------------------
Former name if applicable
                          ------------------------------------------------------
Address of principal executive office (Street and number): 1776 SW Madison St.
                                                           ---------------------
City, state and zip code: Portland, OR  97205
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
               (a)  The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable
                    effort  or   expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     Beginning in August 1998, and more significantly during October 1998, the Company was significantly and adversely effected by turmoil in international and domestic markets triggered by the Russian debt default, in particular the resulting liquidity crisis for non-investment grade mortgage-backed securities and loans. In light of such market events and the resulting losses at the Company, it entered into discussions with an unofficial committee of holders of the Company's $184.2 million in outstanding publicly issued notes concerning a restructuring of the Company's obligations under the notes. Following extensive discussions, the Company and the unofficial committee agreed to a restructuring of the Company through a prepackaged Chapter 11 bankruptcy filing (the "Restructuring") with a view to maximizing the recovery of creditors and equity interest holders of the Company. On April 13, 1999, the Restructuring was approved by the United States Bankruptcy Court for the District of Delaware.

     Due to the significant amount of time that management spent addressing the Restructuring, the Company will be unable to complete their review by May 17, 1999 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
          Chris Tassos             (503)               223-5600
--------------------------------------------------------------------------------
             (Name)             (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   |X|Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X|Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company incurred $118.9 million of losses through the third quarter of 1998 and continued to incur losses through the fourth quarter of 1998. In light of certain market events and the Company's losses, the Company entered into discussions with an unofficial committee of holders of the Company's $184.2 million in outstanding publicly issued notes concerning a restructuring of the Company's obligations under the notes. Following extensive discussions, the Company and the unofficial committee agreed to a Restructuring. On April 13, 1999, the Restructuring was approved by the United States Bankruptcy Court for the District of Delaware. Due to the significant amount of time that management spent addressing the Restructuring, the Company is unable, at this time, to provide a reasonable estimate of results for the quarter ended March 31, 1999.

                     Wilshire Financial Services Group Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 13, 1999                   By  /s/  Lawrence Mendelsohn
                                          --------------------------------------
                                          Lawrence Mendelsohn
                                          President



                                      By  /s/  Chris Tassos
                                          --------------------------------------
                                          Chris Tassos
                                          Executive Vice President and
                                          Chief Financial Officer